Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

October 16, 2006

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: David Lyon

RE:	First Citizens Financial Corporation; Registration Statement on Form SB-2; Amendment No. 3 File No. 333-135761, filed October 16, 2006

Ladies and Gentlemen:

       Amendment No. 3 contains minor changes, all required by the Georgia Department of Banking and Finance and the Federal Deposit Insurance Corporation.

       The main changes are on pages 1 and 44 and reflect the banking regulators' request that the possible future transaction with an entity owned by one of the directors be described somewhat differently.

       The remaining changes consist of inserting the phrase "subject to regulatory approval" and other insignificant changes on pages 6, 8, 19, 21, 22, 33, 37 (a change requested by the SEC staff), 41, 42 and 45.

      We stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours, Daniel D. Dinur

cc:	William Friar Charles M. Buckner